UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 2)1

Comscore, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

20564W105
(CUSIP Number)

DANIEL B. WOLFE
180 DEGREE CAPITAL CORP.
7 N. Willow Street, Suite 4B
Montclair, NJ 07042
Telephone: 973-746-4500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 10, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20564W105

1	NAME OF REPORTING PERSONS: 180 Degree Capital Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,555,827 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,555,827 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,555,827 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IV

CUSIP No. 20564W105

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned ("Amendment No. 2"). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 4. Purpose of the Transaction.

Items 4a-j are hereby amended as follows:

On May 10, 2023, the Reporting Person issued a press release containing an open letter to the preferred stockholders of the Issuer, Cerberus, Charter and Liberty Media/Qurate. In addition to reiterating concerns detailed in the April Press Release, the Reporting Person requested Cerberus, Charter and Liberty Media/Qurate take tangible steps to reverse the destruction in value of Issuer’s common stock since their involvement began in March 2021. The Reporting Person also continues to request further reductions in compensation paid to the Issuer's Board of Directors, the appointment of Jon Carpenter to the Board of Directors of the Issuer, the removal of Brent Rosenthal as Lead Independent Director. This summary of the May Press Release does not purport to be complete and is qualified in its entirety by the full text of the May Press Release, a copy of which is attached hereto as Exhibit 3 and incorporated by reference herein.

Item 7.    Material to be Filed as Exhibits

Item 7 is hereby amended as follows:

Exhibit 3 - Press release, dated May 10, 2023.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 10, 2023

180 DEGREE CAPITAL CORP.

By: /s/ Daniel B. Wolfe
Name: Daniel B. Wolfe
Title: President

Exhibit 3

180 DEGREE CAPITAL CORP. ISSUES PUBLIC LETTER
TO CERBERUS, CHARTER AND LIBERTY MEDIA/QURATE,
THE PREFERRED SHAREHOLDERS OF COMSCORE, INC.

MONTCLAIR, N.J., May 10, 2023 - 180 Degree Capital Corp. (NASDAQ:TURN) (“180”), today issued the following letter to the preferred stockholders of Comscore, Inc. (“SCOR” or the “Company”).

Cerberus, Charter and Liberty Media/Qurate,

We trust you are dismayed by the abysmal performance of SCOR’s common stock. As SCOR’s third largest common shareholder, with approximately 6.0% of the common stock outstanding, we have long shared our constructive views with the SCOR’s Board - first privately, and then publicly - about how we believe this Board continues to obstruct operational progress at SCOR from translating into value creation for all stakeholders of the Company. Instead, at every opportunity, it siphons much needed resources from employees and stockholders.

We most recently wrote to the Board on April 20, 2023, expressing our demands that:

1.SCOR cease any attempts to pay the Series B annual dividend in additional shares of Series B Preferred Stock;
2.The Compensation Committee reduce director compensation further as, even with the adjustments made this year, it remains egregiously above-market;
3.The Nominating Committee strip Brent Rosenthal of his Lead Independent Director title (he is anything but independent as we see it); and
4.Jon Carpenter be appointed to SCOR’s Board.

Regrettably, but unsurprisingly given just how tone-deaf this Board has repeatedly shown itself to be, SCOR’s Board ignored our suggestions and demands and “buried the story” in a Friday after-market-close filing with the SEC. Of course, if you refuse to engage with shareholders voicing concerns, and are trying to hide this reality, it stands to reason that you would wait until Friday after the close to file with the SEC. This may come as a shock to SCOR’s Board, but we and other investors read Friday after-market filings. Nice try.

Your representatives on SCOR’s Board, which make up a majority of said Board, are sending a clear signal to common stockholders that their voices are of no consequence. The market, in turn, is sending a clear signal of its own, with SCOR’s share price falling an additional 13% since the poor decisions mentioned above were disclosed publicly. Delaware law is clear on the subject; it is time for your appointees to SCOR’s Board, along with the entire Board, to begin acting as fiduciaries for all stakeholders of SCOR.

You, the preferred holders, who make up of one of the leading investors in the world, one of the largest telecommunications companies and one of the top video and online commerce companies, respectively, should be embarrassed with the performance of SCOR’s common stock since your investment in March 2021. Why? Because the 72% decline in the price of the common stock is a direct reflection of your involvement with and your hand-picked representatives on SCOR’s Board. Each of these Board members have a clear conflict in that they both indirectly, and even directly, represent each of your entities, while also presumably carrying out their fiduciary duties to all stockholders of SCOR. What has transpired since your investment clearly does not serve as a positive representation of your collective successes in building each of your own businesses. We are therefore left to puzzle out what has gone wrong. One would think that Cerberus, in particular, would desire a rapid turnaround to live up to its reputation as one of the best investors and business operators in the world. Is that now an incorrect characterization? It is amazing how poorly this investment has fared since your arrival, and we are surprised that you continue to entrust certain people that have done nothing but destroy the value of your stock on a converted basis.

Our recent letters have focused primarily on what we believe are the failings of SCOR’s Board because we passionately believe that SCOR’s value can be unlocked if everyone involved desires to do so. Our original investment thesis centered on factors that included: 1) SCOR’s position as a company with uniquely competitive media measurement offerings and proprietary data; 2) the addition of the new investors to the company and its board of directors as a potential catalyst for upgrading its executive team and instilling a needed sense of urgency towards growth and execution; and 3) the view that the result of these improvements could lead to a material increase in value since SCOR traded at a significant discount to its peers. In large part, we continue to believe that these factors still exist today.

Currently, we see a company that has materially upgraded its management team, led by Jon Carpenter, has a renewed focus on product innovation, speed of data availability and overall customer success, and has improving financial metrics with EBITDA exiting 2023 expected to be on a run-rate of at least 15%, up from 5.6% as of the end of 2021. While it is clear that the Digital Ad Solutions business requires further improvements that SCOR’s management has yet to complete, do these particulars paint the picture of a company whose common stock price should decline by 72%? By any measure, we believe SCOR’s market capitalization and enterprise value are grossly undervalued. The continued growth in SCOR’s Cross-Platform Solutions business and the continued recovery in its movies business support this conclusion. It is profane given that SCOR generated meaningful EBITDA and has valuable data assets. The discount at which SCOR trades has only increased since your investment as shown below.

Comscore Peer Trading Multiples
	Forward Valuation at Time Series B Directors Joined		Forward Valuation as of May 3, 2023
Peer Company	March 15, 2021 Enterprise Value* / Revenue 2021	EV / 2021 Adj. EBITDA	EV / Sales 2023	EV / Adj. EBITDA 2023
IPSOS	0.9x	6.9x	0.9x	5.6x
DOUBLEVERIFY HOLDINGS INC	17.6x	53.3x	6.7x	21.3x
INTEGRAL AD SCIENCE HOLDING	10.3x	32.4x	4.8x	14.7x
SIMILARWEB LTD	12.6x	n/a	2.0x	n/a
TRADE DESK INC/THE -CLASS A	29.7x	70.8x	12.6x	32.0x
LIVERAMP HOLDINGS INC	7.1x	66.0x	1.9x	12.3x
INNOVID CORP	3.7x	61.3x	0.6x	9.2x
IQVIA HOLDINGS INC	3.5x	15.9x	2.8x	11.7x
FLUENT INC	1.6x	23.4x	0.2x	2.4x
FORRESTER RESEARCH INC	1.9x	12.9x	1.0x	8.0x
STAGWELL INC	1.0x	5.8x	1.0x	5.7x
QUINSTREET INC	2.0x	21.7x	0.6x	8.5x
MOMENTIVE GLOBAL INC	6.3x	n/a	2.7x	13.7x
VIANT TECHNOLOGY INC-A	13.2x	79.6x	0.3x	4.6x
Average	7.9x	37.5x	2.7x	11.5x
Median	6.3x	32.4x	1.9x	10.4x

COMSCORE INC	1.5x	26.3x	0.7x	6.1x

SCOR Stock Price @ Median			$4.15	$2.82

* Enterprise values for DV, IAS, and SMWB use each peer's first day of post-IPO trading; 4/20/21, 6/30/21, and 5/12/21 respectively. SCOR stock price @ median multiple is based on its shares outstanding as disclosed in its latest filings with the SEC and its balance sheet as of 12/31/22, as disclosed in its Annual Report on Form 10-K. Such calculations are provided for example purposes only, is meant solely for that purpose, and is not intended to predict future values for SCOR’s common stock. Past performance is not indicative of potential future performance.
Sources: Bloomberg data pulled 5/3/23 intraday, company filings, and 180 internal analysis.

As we have pointed out in prior public letters, we remain extremely concerned by the continued missteps at the Board level, which have kept equity investors away, and include, but are certainly not limited to:

a.Allowing (perhaps by design) the specter of the Series B special dividend to overwhelm the common equity investment case;
b.Forcing our CEO to fight with one hand tied behind his back by keeping him from being a member of SCOR’s Board;
c.Failing to acknowledge and remedy deficiencies of independence that are readily apparent;
d.Buying Shareablee, Inc., because Mr. Itzhak Fisher is on the Board; and
e.Mismanagement and failure to grow digital assets.

We’re not the only investors who thought the involvement of Cerberus, Charter and Liberty Media/Qurate would be positive for SCOR. After the close of the investment, SCOR reached a high price of $5.05 on June 29, 2021. At that time, every investor knew of the structure of the preferred security issued by SCOR to each of them. Investors understood the annual coupon paid to the preferred holders and the potential special dividend, etc. So, what has changed? Clearly the advertising industry faces headwinds, and SCOR is not immune to them. That said, SCOR is showing growth in its higher-margin Cross Platform Solutions business, while taking active steps to improve its Digital Ad Solutions business. So, is SCOR a better business today than it was in March 2021 or June 2021? We believe the overall answer is an unequivocal yes, even though there is still work to be done, particularly on the Digital Ad Solutions business. We give you credit for upgrading the management team, and then the management team itself for operating a much better business than the one we had in 2021. Why then, repeating our question above, is the stock down 72 percent from March 15, 2021, and 81% from its high on June 29, 2021. While you may have been effective in upgrading the management team, it is remarkable that you have allowed the governance of the company to be an outright insult to every stakeholder that has invested in the company. You have entrusted individuals who are solely interested in their own self-interests, and who, in turn, have entrusted others who have failed for years to create value for shareholders and paid themselves millions of dollars along the way.

What do we mean when we claim that a lack of any semblance of independence permeates the Board? One glaring example is SCOR’s late 2021 acquisition of Shareablee, Inc. for up to $45 million. Aside from the general slowdown in advertising impacting almost all companies in that industry, we could point to the lack of performance from Shareablee to reform the Digital Ad Solutions business as a clear problem for SCOR. At the time of the acquisition in December 2021, SCOR touted the acquisition of Shareablee as the basis for an “Integrated offering to create [the] world’s most complete view of consumer engagement and reach across digital platforms.” The acquisition was also consummated as a means of bringing “key” talent into the fold, with “plans to retain the Shareablee team after closing.” Less than eighteen months later, however, this stock-based acquisition is not coming close to meeting expectations. Based on the performance of the Digital Ad Solutions business since this acquisition, including the poor performance in Q1 2023, and given the rich price paid for the asset (~4x revenue), the acquisition has been an abysmal failure. At this point, we can only point to one beneficiary of the acquisition: Itzhak Fisher, a member of SCOR’s Board and a former director, stockholder, and equity award holder of Shareablee.

Of course, as always with SCOR, when you peel back the onion you will find self-dealing from persons associated with the Board. It is hard to understand how Cerberus could be pleased that its appointed director benefited personally from a deal that appears, at least thus far, to have not benefited SCOR. Would Shareablee even have been of interest to SCOR if not for Mr. Fisher’s involvement in both companies? We don’t care that he will hide under the, “I recused myself from the discussions.” We assume he did so. We also have common sense. We believe that deal would never have happened at the price it did if Mr. Fisher wasn’t a SCOR Board member.

We acknowledge that hindsight is always 20/20, and that there may have been a story for how such an acquisition could benefit SCOR, but let’s be intellectually honest about the interlocks that exist on SCOR’s Board, particularly related to Messrs. Fisher and Rosenthal. Did Cerberus know that Mr. Rosenthal worked on M&A opportunities for years at RSL Communications Ltd. under Mr. Fisher, who at the time served as RSL’s CEO? Messrs. Fisher and Rosenthal then concurrently served on the board of Sito Mobile Ltd. before its Chapter 11 bankruptcy filing in 2020. We’re honestly surprised that Cerberus would want to be affiliated with such people, let alone be responsible for appointing one of them to SCOR’s Board as their hand-picked member. We are also surprised that Cerberus has seemed to look the other way with regard to the actions of its handpicked representatives and is not holding anyone accountable for a lack of governance. Cerberus, we believe you have failed SCOR with your choice of your board representative, who, in turn, has helped to place his friend, Mr. Rosenthal, in the position of Lead Independent Director. How does that make any strategic and financial sense for you? This is the legacy Cerberus wishes to have with this investment? The people you have chosen to lead the charge are damaging your reputation. For that matter, we do not even understand how Brian Wendling and Marty Patterson who represent Liberty Media Corporation’s interests or David Kline and Pierre-Andre Liduena who represent Charter Communications’ interests can sit around and justify the appointed Lead Director and the Chair of the Nominating Committee. This is who you want to represent each of you on SCOR’s Board and to its public shareholders? We know that in general terms for Boards we served on, we could never work with individuals who engage in such self-serving behavior. Given our respect for Cerberus, Liberty, and Charter, we are shocked you have allowed incompetent oversight of Board matters to have occurred under your watch. We believe you are all way smarter than that. We appeal to you to hold yourself accountable and start creating value, rather than forcing stockholders like us to call you out for your total lack of oversight.

Clearly the answer to date is that we have misjudged your ability to create value by being involved in SCOR. If you and your appointees to SCOR’s Board cannot help to create value for all stakeholders in SCOR, then find those entities and individuals who can. It only benefits all of us, including you. Allowing Mr. Fisher to self-deal under your watch and as your representative, seems like a situation you would have avoided or prevented from occurring. In the very least, we assume that you are displeased that the Company paid 4x trailing revenue for Shareablee. Your reputation, along with your investment, are clearly at stake if you continue to subscribe to the status quo and remain idle.

We, for our part, will not sit idly by and are always available to help where we are able to do so, should you and/or SCOR’s Board be interested in engaging constructively with us to create value for all stakeholders. Someone told us a long time ago that we have two ears and one mouth, and that it is best to use them in that proportion. Maybe you should listen a little to the countless suggestions your stockholders have given you over the years and act. We have spoken at length in prior letters (we don’t need to repeat them all over again), about actions you could take to align yourselves with common shareholders, and yet you have failed to act. We have told you about the obscene Board compensation that your Board has taken for themselves from the employees of the company against the backdrop of a decaying stock price. You haven’t addressed it fully. We have told you how outlandish it is for the common shareholders to go to sleep at night knowing that Mr. Rosenthal, who has been an abject failure, is the Lead Independent Director. He is the best you can find for that role? Out of all the people in the world? The situation is numbing, and you have done next to nothing to address any of it. Please take ownership and swift action to remedy what to date has been a colossal failure under your watch. We have invested in this company because of you and what we believe are valuable assets. We expect you will all live up to your reputations for value creation by being infinitely more common shareholder friendly than you have been. For the benefit of the employees that work tirelessly on your behalf, start taking actions that will enhance the equity they own. It would be helpful if you showed some self-awareness for why the stock has declined to less than $1 per share while at the same time having meaningfully higher EBITDA versus two years ago. We are counting on you.

Best Regards,

/s/ Kevin M. Rendino	/s/ Daniel B. Wolfe
Kevin M. Rendino	Daniel B. Wolfe
Chief Executive Officer	President

About 180 Degree Capital Corp.

180 Degree Capital Corp. is a publicly traded registered closed-end fund focused on investing in and providing value-added assistance through constructive activism to what we believe are substantially undervalued small, publicly traded companies that have potential for significant turnarounds. Our goal is that the result of our constructive activism leads to a reversal in direction for the share price of these investee companies, i.e., a 180-degree turn. Detailed information about 180 and its holdings can be found on its website at www.180degreecapital.com.

Press Contact:
Daniel B. Wolfe
Robert E. Bigelow
180 Degree Capital Corp.
973-746-4500
ir@180degreecapital.com

Mo Shafroth
Peaks Strategies
mshafroth@peaksstrategies.com

Forward-Looking Statements

This press release and the attached letter may contain statements of a forward-looking nature relating to future events. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions. These statements reflect the 180’s current beliefs, are based upon public information provided in many cases by the Company, and a number of important factors could cause actual results to differ materially from those expressed in this press release. Please see the Company's securities filings filed with the Securities and Exchange Commission for a more detailed discussion of the risks and uncertainties associated with the Company's business and other significant factors that could affect the Company's actual results. Except as otherwise required by federal securities laws, 180 undertakes no obligation to update or revise these forward-looking statements to reflect new events or uncertainties. The reference and link to the website www.180degreecapital.com has been provided as a convenience, and the information contained on such website is not incorporated by reference into this press release. 180 is not responsible for the contents of third-party websites.